UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Viscorp, Inc.  (Name of Issuer)

Common (Title of Class of Securities)

92832T107 (CUSIP Number)

01/16/08 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
[   ]
Rule 13d-1(b)
[ x  ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


CUSIP No. 92832T107

1.
Names of Reporting Persons.  Pope Asset Management, LLC
I.R.S. Identification Nos. of above persons 62-1871308

2.
Check the Appropriate Box if a Member of a Group

(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Tennessee

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power 1602881*
6.
Shared Voting Power 1602881*
7.
Sole Dispositive Power  1602881*
8.
Shared Dispositive Power 1602881*

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  1602881*
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 9.9%


12.
Type of Reporting Person (See Instructions)  IA
*See Item 4 below

1.
Names of Reporting Persons.  Pope Investments II, LLC
I.R.S. Identification Nos. of above persons 26-0281944
2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3. Not applicable

4.
Citizenship or Place of Organization Tennessee

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power 1602881*
See Item 4 below.
6.
Shared Voting Power 1602881*
See Item 4 below.
7.
Sole Dispositive Power  1602881*
See Item 4 below.
8.
Shared Dispositive Power 1602881*
See Item 4 below.
9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  1602881*
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
See Item 4 below.
11.
Percent of Class Represented by Amount in Row (9) 9.9%*
See Item 4 below.
12.
Type of Reporting Person (See Instructions)  OO
*  See Item 4 below.

Names of Reporting Persons.  William P. Wells
I.R.S. Identification Nos. of above persons 426961338

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization Tennessee

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power 1602881*
6.
Shared Voting Power 1602881*
7.
Sole Dispositive Power  1602881
8.
Shared Dispositive Power 1602881

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person 1602881*
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
See Item 4 below
11.
Percent of Class Represented by Amount in Row (9) 9.9%

12.
Type of Reporting Person (See Instructions)  IN
*  See Item 4 below.

Item 1.

(a)
Name of Issuer  Viscorp, Inc.

(b)
Address of Issuer's Principal Executive Offices
627 Nevin Avenue
Sweikley, PA 15143

Item 2.

(a)
This statement is filed by and on behalf of:
(i) Pope Investments II, LLC, a Delaware limited liability company ("Pope 2"); (ii) Pope Asset Management, LLC, a Tennessee limited liability company ("Pope Asset"); and (iii) William P. Wells
("Mr. Wells"). Pope Asset serves and an investment adviser and/or manager to various persons, including Pope 2.
Pope Asset is the sole manager for Pope 2 and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope 2.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope 2. Mr. Wells is the sole manager of Pope Asset.
Mr. Wells may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Pope 2. Pope Asset and Mr. Wells each declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of
Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer. Pope 2, Pope Asset and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
Address of Principal Business Office or if none,
Residence  5100 Poplar Ave Ste 805 Memphis TN  38137

(c)
Citizenship

(i)	Pope 2 - Delaware
(ii)	Pope Asset Management - Tennessee
(iii)	Mr. Wells - Tennessee
(d)
Title of Class of Securities  Common Stock
(which may be issued upon conversion or
exercise of Series A Preferred Stock and warrants held by Pope 2 as more fully described in Item 4 below.)
(e)
CUSIP Number  92832T107

Item 3.
If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c) check
whether the person filing is a:

Not applicable.

Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Explanatory Notes.
On January 16, 2008, Pope 2 entered
into a Securities Purchase
Agreement with the Issuer pursuant to which Pope 2 acquired 30 Units, consisting of
(a) an aggregate of $3,000,000 principal amount of 10% convertible exchangeable notes due on or before June 30, 2009
(the "Notes"), which Notes will automatically be exchanged for an aggregate of 1,875,000 shares of the Issuer's
10% Series A Convertible Preferred Stock ("Series A Preferred Stock") at such time as the Issuer's Schedule 14 C filed on or about January 22, 2008 is declared effective by the SEC and which Preferred Stock will be convertible into an aggregate of 1,875,000 shares of Common Stock;
(b) Series A Warrants which may be exercised by Pope
2 for up to five (5) years to purchase an aggregate of 937,500 shares of Common Stock at a purchase price of $2.50 per share, and (c) Series B Warrants which may be exercised by Pope 2 for up to seven (7) years to purchase an aggregate of 937,500 shares of Common Stock at a purchase price of $3.00 per share. As such, but for the limitations on conversion of Preferred
Stock and exercise of the Series A Warrants and Series B Warrants disclosed below, Pope 2 would be able to convert its Preferred Stock and exercise warrants for a total of 3,750,000 shares of the Issuers
Common Stock, which if exercised as of the date of this statement would then equate to approximately 20.4% of the Issuer's outstanding Common Stock.
For purposes of determining the percentages reported in this statement, the Reporting Persons have relied upon statements contained in the Issuer's Form 8-K dated January 18, 2008 reflecting the total outstanding shares of Common Stock on that date of 14,587,200 shares.

Pursuant to the terms of the Stock Purchase Agreement, Preferred Stock and Warrants, the holder does not have the right to convert any portion of the Preferred Stock or exercise any portion of any of the Warrants to the extent that after giving effect to such conversion or exercise, such holder would beneficially own in excess of 9.9% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion or exercise (the "9.9% Limitation").
As such, for purposes of this statement, the total number of shares reported as beneficially owned by the Reporting Persons is 1,602,881, which is the maximum number of shares of the Issuer's Common
Stock for which Preferred Stock and Warrants held by Pope 2 may be exercised or converted as of the date of this statement in accordance with the 9.9% Limitation.
Each Reporting Person disclaims beneficial ownership of any shares of the Issuer's Common Stock which Pope 2 might otherwise acquire upon conversion of Preferred Stock or exercise of Warrants but for the 9.9% Limitation.

(a) Amount Beneficially Owned:
See Item 9 of each cover page for the respective reporting persons and Item 4 above.

(b) Percent of Class:
See Item 11 of each cover page for the respective reporting persons and Item 4 above. As noted above, percentages reported assume that as of the date of this statement the Issuer had a total of 14,587,200 shares of Common Stock outstanding.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:
See Item 5 of each cover page for the respective reporting persons and Item 4 above.

(ii) Shared power to vote or to direct the vote:
See Item 6 of each cover page for the respective reporting persons and Item 4 above

(iii) Sole power to dispose or direct the disposition of:
See Item 7 of each cover page for the respective reporting persons and Item 4 above.

(iv) Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page for the respective reporting persons and Item 4 above. Pope Asset and Mr. Wells do not directly own any shares of the issuer's Common Stock, any shares of the Issuer's preferred Stock or any Warrants to purchase shares of the Issuer's Common Stock. Pope Asset is the sole Manager of Pope 2. Mr. Wells is the Manager of Pope Asset. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope 2. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope 2.
Each of Pope Asset and Mr. Wells declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Instruction: Dissolution of a group requires a response to this item.

Item 6.
Ownership of More than Five Percent on Behalf of
Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Pope Asset serves and an investment adviser and/or manager to various persons, including Pope 2.
Pope Asset is the sole manager for Pope 2 and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope 2.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope 2. Mr. Wells is the sole manager of Pope Asset.
Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope 2.

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.


Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
01/22/08  Date

Pope Investments II, LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/President   Name/Title

Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of Viscorp, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated:  January 25, 2008.


Pope Investments II, LLC
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/President   Name/Title
By:  Pope Asset Management, LLC, Manager
Signature
William P. Wells/President   Name/Title